Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, September 18, 2023 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in addition to the Notice to the Market released on September 5, 2023, informs its shareholders and the market in general that, in the present date, occurred the settlement of the 10th (tenth) issuance of common debentures, non-convertible into shares, unsecured, in single series, which were object of a public offer, according to the automatic distribution registration procedure, under the terms of Law 6,385, of December 7, 1976, as amended, CVM Resolution No. 160, of July 13th, 2022, as amended, and other applicable legal and regulatory provisions, with the following characteristics:

●	Total Amount of the Issuance: BRL 2,000,000,000.00 (two billion Brazilian reais).
●	Issuance Date: September 15, 2023.
●	Term and Maturity Date: 15 (fifteen) years counted from the Issuance Date, maturing, therefore, on September 15, 2038.
●	Remuneration of the Debentures: The Debentures will bear fixed-rate interest of 6.1889% p.a. on the Nominal Unit Value of the Debentures.
●	Monetary Adjustment of the Debentures: The Unit Par Value of the Debentures will be restated by the accumulated variation of the IPCA.
●	Debenture Characteristics: The Debentures will meet the requirements of article 2 of Law No. 12,431, of June 24, 2011, as amended, so that their holders may be entitled to tax benefits pursuant to the law.

São Paulo, September 18, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer